UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2024
Commission File Number: 001-41072
Iris Energy Limited
(Translation of registrant’s name into English)
Level 6, 55 Market Street
Sydney, NSW 2000 Australia
+61 2 7906 8301
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE
On October 10, 2024, Iris Energy Limited (dba IREN) (the “Company”) will distribute a notice (the “Notice of Meeting and Explanatory Statement”) of its 2024 Annual General Meeting (the “2024 AGM”), a notice and access card and a proxy card to its shareholders. The 2024 AGM will be held on November 20, 2024 at 3:30 p.m. (ET) (November 21, 2024 at 7:30 a.m. (AEDT)), virtually.
The Notice of Meeting and Explanatory Statement for the 2024 AGM, the notice and access card, the proxy card and the Company’s Consolidated Annual Report for the year ended June 30, 2024, dated August 28, 2024, prepared in accordance with the Australian Corporations Act 2001 (Cth), as lodged with the Australian Securities and Investments Commission on September 4, 2024 (AEST) (the “2024 Australian Annual Report”) are furnished herewith as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, to this Report on Form 6-K.
The Company’s Annual Report on Form 20-F for the year ended June 30, 2024, filed with the Securities and Exchange Commission on August 28, 2024 (ET) and the 2024 Australian Annual Report filed with the Securities and Exchange Commission on September 9, 2024 (ET) are also available on the Company’s investor relations website at https://iren.com/investor/annual-reports.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice of Annual General Meeting and Explanatory Statement
99.2	Notice and Access Card
99.3	Proxy Card
99.4*	Iris Energy Limited Consolidated Annual Report for the year ended June 30, 2024, dated August 28, 2024 (furnished as Exhibit 99.1 to the Company’s Report on Form 6-K filed with the SEC on September 9, 2024)

* Incorporated by reference

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Iris Energy Limited

Date: October 10, 2024	By:	/s/ Daniel Roberts
Daniel Roberts
Co-Chief Executive Officer and Director